Filed by VimpelCom Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company’s Commission File No.: 001-14522

Commencement of Exchange Offer

for

OJSC VimpelCom Shares

and

American Depositary Shares

by

VimpelCom Ltd.

VimpelCom Ltd. today announced the commencement of its exchange offer to holders of shares and American Depositary Shares (“ADSs”) of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) (NYSE:VIP), in which it will offer depositary shares representing VimpelCom Ltd. shares (“DRs”) or a nominal cash amount in exchange for OJSC VimpelCom securities (the “Exchange Offer”). The Exchange Offer comprises a U.S. Offer and a Russian Offer. The U.S. Offer is made pursuant to an effective registration statement on Form F-4 filed with the United States Securities and Exchange Commission (the “SEC”) on February 8, 2010, and is open to all U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. The Russian Offer is made pursuant to a Russian voluntary tender offer document and is open to all holders of OJSC VimpelCom shares, wherever located. The completion of the Exchange Offer is conditioned, among other things, on more than 95.0% of OJSC VimpelCom’s outstanding shares, including those represented by OJSC VimpelCom ADSs, being tendered in the Exchange Offer.

THE U.S. OFFER WILL EXPIRE AT 5:00 PM NEW YORK CITY TIME ON APRIL 15, 2010 AND THE RUSSIAN OFFER WILL CLOSE AT 11:59 PM MOSCOW TIME ON APRIL 20, 2010, UNLESS EXTENDED.

Important Additional Information

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the prospectus and related U.S. Offer acceptance materials that are being filed with the SEC and mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free at the SEC’s website at www.sec.gov, at VimpelCom Ltd.’s website at www.vimpelcomlimited.com or from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus), and any other documents relating to the U.S. Offer that are or will be filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Contact

Questions on the Exchange Offer and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent in connection with the U.S. Offer:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders and ADS Holders May Call Toll-Free: (877) 800-5190

Banks and Brokers May Call Collect: (212) 750-5833

February 9, 2010